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                                                          File No. 333-01305
                                                          Rule 424(b)(3) & (c)



                        COEUR D'ALENE MINES CORPORATION
                        Supplement dated March 22, 1996
                      (to Prospectus dated March 8, 1996)


     Reference is made to "Risk Factors - Government Regulation - Natural Resource Laws" on page 12 of the Prospectus. On March 22, 1996, an action was filed in the United States District Court for the District of Idaho (Civ. No. 96-0122-N-EJL) by the United States against various defendants, including Coeur d'Alene Mines Corporation (the "Company"), asserting claims under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and the Clean Water Act for alleged damages to Federal natural resources in the Coeur d'Alene River Basin of northern Idaho as a result of releases of hazardous substances from mining activities conducted in the area since the late 1800s. No specific monetary damages are identified, but the United States asserts that the defendants are jointly and severally liable for costs and expenses incurred by the United States in investigation, removal and remedial action and the restoration or replacement of affected natural resources. In 1986 and 1992, the Company had settled similar issues with the State of Idaho and the Coeur d'Alene Indian Tribe, respectively, and believes that those prior settlements exonerate it of further involvement with alleged natural resource damage in the Coeur d'Alene River Basin. Accordingly, the Company intends to vigorously defend this matter and at an appropriate stage will seek to be dismissed from this action. At this initial stage of the action it is not possible to predict its ultimate outcome.